




06010233

28 December 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL


SEC MAIL PROCESSING
RECEIVED
JAN 11 2006
WASH. D.C.
185
SECTION

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 19 December 2005 to 23 December 2005.

Our SEC file number is 82-3622.

Yours faithfully

Preetha Pillai (Ms)
Assistant General Counsel

Encs

SEC File No: 82-3622


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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	20-Dec-2005 12:37:52
Announcement No.	00014

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - SingTel enhances global coverage with SEA-ME-WE4 cable
Description	
Attachments:	NR201205.pdf Total size = **118K** (2048K size limit recommended)

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News Release

SingTel enhances global coverage with SEA-ME-WE4 cable

New offices in UAE and Bangladesh to boost services in the Middle East and South Asia

Singapore, 20 December 2005 – Singapore Telecommunications Limited (SingTel) today announced the launch of a new fiber-optic submarine cable which gives the company additional reliable infrastructure to enhance its services to customers in Asia, Europe, the Middle East and the rest of the world.

To serve customers in the Middle East and South Asia even better, SingTel will also be adding two offices to their existing 35 global offices. The new offices in the United Arab Emirates (UAE) and Bangladesh will be ready from January 2006.

SEA-ME-WE 4

Spanning three continents, the high-capacity SEA-ME-WE 4 (South East Asia, Middle East and Western Europe) cable was recently completed by a consortium of 16 leading telco players. It is the fourth in a series of cables connecting Asia, Europe and North Africa.

Mr Wong Soon Nam, SingTel's Vice President of Corporate Business Marketing, said: "The addition of SEA-ME-WE4 to our existing suite of extensive submarine cables will boost SingTel's lead in providing telecommunications services to customers in Singapore and around the world.

"This will also strengthen our ability to serve companies which plan to expand their operations into Asia, Europe and the Middle East."

The new cable covers a distance of 20,000 kilometers, stretching all the way from Singapore to France, with a design capacity of 1.28 terabits per second.

When running at full capacity, this data rate will be equivalent to more than one million Internet users simultaneously having real-time access to a 1 Mb file. This increased bandwidth will benefit customers including Internet Service Providers, carriers and multi-national corporations.

The network lands in 14 countries: Singapore, Malaysia, Thailand, Bangladesh, India, Sri Lanka, Pakistan, United Arab Emirates, Saudi Arabia, Egypt, Italy, Tunisia, Algeria and France.

SingTel has invested US$40 million and owns 8 per cent of this SEA-ME-WE 4 project.


SingTel

The Group also has major investments in Bangladesh, India, Indonesia, the Philippines and Thailand. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 74 million customers in seven markets.

SingTel employs more than 19,000 people worldwide and had a turnover of S$12.62 billion (US$7.65 billion) and net profit after tax of S$3.27 billion (US$1.98 billion) for the year ended 31 March 2005. More information can be found @ www.singtel.com and www.optus.com.au.

Foo Yen Yen

From: Lim Li Ching
Sent: Tuesday, December 20, 2005 12:38 PM
To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin'
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, December 20, 2005 12:37:52 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00014
Submission Date & Time :: 20-Dec-2005 12:36:33
Broadcast Date & Time :: 20-Dec-2005 12:37:52
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/12/2005

TIME: 15:49:15

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Enhances global coverage with SEA-ME-WE4 cable

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Tuesday, December 20, 2005 12:49 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 294568.pdf



294568.pdf (118 KB)

ASX confirms the release to the market of Doc ID: 294568 as follows:
Release Time: 20-Dec-2005 15:49:05
ASX Code: SGT
File Name: 294568.pdf
Your Announcement Title: News release - SingTel enhances global coverage with SEA-